Exhibit 99.2

1114 Avenue of the Americas 23rd Floor New York, New York 10036.7703 USA Tel 212.880.6000 Fax 212.682.0200 www.torys.com

April 12, 2021

Brookfield Asset Management Inc.
Brookfield Finance Inc.
Brookfield Place
181 Bay Street
Suite 300, P.O. Box 762
Toronto, Ontario M5J 2T3

Dear Sirs/Mesdames:

RE: Consent of Torys LLP

We hereby consent to the reference to our name under the heading “Legal Matters” and to the reference to our name and to the use of our opinions under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Prospectus Supplement dated April 7, 2021 relating to the offering by Brookfield Finance Inc. of US$500,000,000 of aggregate principal amount of its 2.724% Notes due April 15, 2031 relating to the Registration Statement on Form F-10 (File Nos. 333-249132 and 333-249132-01). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours very truly,

/s/ Torys LLP